

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2024

Weilai Zhang
Chief Executive Officer
Antelope Enterprise Holdings Ltd
Room 1802, Block D, Zhonghai International Center
Hi-Tech Zone, Chengdu
Sichuan Province, PRC

> **Re: Antelope Enterprise Holdings Ltd**
> **Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2022**
> **File No. 001-34944**

Dear Weilai Zhang:

We have reviewed your amendment filed February 2, 2024 and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 22, 2024 letter.

Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 4

1. With respect to the disclosures required by Item 16I(b)(2), please supplementally clarify the jurisdiction in which Antelope Enterprise Holdings Limited is organized or incorporated and tell us the percentage of your shares owned by governmental entities in that foreign jurisdiction. In this regard, it appears that you are organized or incorporated in the British Virgin Islands.

Please contact Jennifer Thompson at 202-551-3737 or Andrew Mew at 202-551-3377 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Joan Wu